UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

IMPERVA, INC.

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

45321L100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45321L100	Page 2 of 12

1.	Name of Reporting Persons Venrock Associates
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,091,994[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,091,994[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,091,994[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.5%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G/A.

[2]

Consists of 196,559 shares of common stock owned by Venrock Associates, 873,597 shares of common stock owned by Venrock Associates III, L.P. and 21,838 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon the 24,046,130 shares of the Issuer’s common stock outstanding as of November 1, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 45321L100	Page 3 of 12

1.	Name of Reporting Persons Venrock Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,091,994[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,091,994[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,091,994[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.5%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G/A.

[2]

Consists of 196,559 shares of common stock owned by Venrock Associates, 873,597 shares of common stock owned by Venrock Associates III, L.P. and 21,838 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon the 24,046,130 shares of the Issuer’s common stock outstanding as of November 1, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 45321L100	Page 4 of 12

1.	Name of Reporting Persons Venrock Entrepreneurs Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,091,994[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,091,994[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,091,994[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.5%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G/A.

[2]

Consists of 196,559 shares of common stock owned by Venrock Associates, 873,597 shares of common stock owned by Venrock Associates III, L.P. and 21,838 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon the 24,046,130 shares of the Issuer’s common stock outstanding as of November 1, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 45321L100	Page 5 of 12

1.	Name of Reporting Persons Venrock Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,091,994[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,091,994[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,091,994[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.5%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G/A.

[2]

Consists of 196,559 shares of common stock owned by Venrock Associates, 873,597 shares of common stock owned by Venrock Associates III, L.P. and 21,838 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon the 24,046,130 shares of the Issuer’s common stock outstanding as of November 1, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 45321L100	Page 6 of 12

1.	Name of Reporting Persons VEF Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,091,994[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,091,994[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,091,994[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.5%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]

Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC (the general partner of Venrock Associates III, L.P.) and VEF Management III, LLC (the general partner of Venrock Entrepreneurs Fund III, L.P.) are members of a group for purposes of this Schedule 13G/A.

[2]

Consists of 196,559 shares of common stock owned by Venrock Associates, 873,597 shares of common stock owned by Venrock Associates III, L.P. and 21,838 shares of common stock owned by Venrock Entrepreneurs Fund III, L.P.

[3]

This percentage is calculated based upon the 24,046,130 shares of the Issuer’s common stock outstanding as of November 1, 2012, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

Introductory Note: This Amendment to Schedule 13G is filed on behalf of Venrock Associates, a limited partnership organized under the laws of the State of New York (“Venrock”), Venrock Associates III, L.P., a limited partnership organized under the laws of the State of New York (“Venrock III”), Venrock Entrepreneurs Fund III, L.P., a limited partnership organized under the laws of the State of New York (“Entrepreneurs Fund”), Venrock Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“Venrock Management”) and VEF Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VEF Management” and collectively with Venrock, Venrock III, Entrepreneurs Fund and Venrock Management, the “Venrock Entities”) in respect of shares of common stock of Imperva, Inc.

Item 1.

(a)	Name of Issuer

Imperva, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3400 Bridge Parkway, Suite 200

Redwood Shores, California 94065

Item 2.

(a)	Name of Person Filing

Venrock Associates

Venrock Associates III, L.P.

Venrock Entrepreneurs Fund III, L.P.

Venrock Management III, LLC

VEF Management III, LLC

(a)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

(c)	Citizenship

Each of Venrock, Venrock III and Entrepreneurs Fund are limited partnerships organized in the State of New York. Both of Venrock Management and VEF Managament are limited liability companies organized in the State of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

45321L100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Venrock Associates	1,091,994	(1)
Venrock Associates III, L.P.	1,091,994	(1)
Venrock Entrepreneurs Fund III, L.P.	1,091,994	(1)
Venrock Management III, LLC	1,091,994	(1)
VEF Management III, LLC	1,091,994	(1)

(b)	Percent of Class:

Venrock Associates	4.5%
Venrock Associates III, L.P.	4.5%
Venrock Entrepreneurs Fund III, L.P.	4.5%
Venrock Management III, LLC	4.5%
VEF Management III, LLC	4.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Venrock Associates	0
Venrock Associates III, L.P.	0
Venrock Entrepreneurs Fund III, L.P.	0
Venrock Management III, LLC	0
VEF Management III, LLC	0

(ii)	Shared power to vote or to direct the vote

Venrock Associates	1,091,994	(1)
Venrock Associates III, L.P.	1,091,994	(1)
Venrock Entrepreneurs Fund III, L.P.	1,091,994	(1)
Venrock Management III, LLC	1,091,994	(1)
VEF Management III, LLC	1,091,994	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Associates	0
Venrock Associates III, L.P.	0
Venrock Entrepreneurs Fund III, L.P.	0
Venrock Management III, LLC	0
VEF Management III, LLC	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Associates	1,091,994	(1)
Venrock Associates III, L.P.	1,091,994	(1)
Venrock Entrepreneurs Fund III, L.P.	1,091,994	(1)
Venrock Management III, LLC	1,091,994	(1)
VEF Management III, LLC	1,091,994	(1)

(1)	These shares are owned directly as follows: 196,559 shares of common stock are owned by Venrock Associates, 873,597 shares of common stock are owned by Venrock Associates III, L.P. and 21,838 shares of common stock are owned by Venrock Entrepreneurs Fund III, L.P.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2013

Venrock Management III, LLC
Venrock Associates
By:	A General Partner
		By:	/s/ David L. Stepp
Authorized Signatory
By:	/s/ David L. Stepp
Authorized Signatory

Venrock Associates III, L.P.		VEF Management III, LLC
By:	Venrock Management III, LLC Its General Partner
		By:	/s/ David L. Stepp
Authorized Signatory
By:	/s/ David L. Stepp
Authorized Signatory

Venrock Entrepreneurs Fund III, L.P.
By:	VEF Management III, LLC Its General Partner

By:	/s/ David L. Stepp
Authorized Signatory

EXHIBITS

A:	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Imperva, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2013.

Venrock Management III, LLC
Venrock Associates
By:	A General Partner
		By:	/s/ David L. Stepp
Authorized Signatory
By:	/s/ David L. Stepp
Authorized Signatory

Venrock Associates III, L.P.		VEF Management III, LLC
By:	Venrock Management III, LLC Its General Partner
		By:	/s/ David L. Stepp
Authorized Signatory
By:	/s/ David L. Stepp
Authorized Signatory

Venrock Entrepreneurs Fund III, L.P.
By:	VEF Management III, LLC Its General Partner

By:	/s/ David L. Stepp
Authorized Signatory